Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Augusta Resource Corp. (TSX/NYSE: AZC)(“Augusta” or the “Company”)
Suite 600 - 837 West Hastings Street
Vancouver, British Columbia V6C 3N6

Item 2 Date of Material Change

June 26, 2013

Item 3 News Release

The news release was disseminated on June 26, 2013 by CNW.

Item 4 Summary of Material Change

Augusta pleased to appoint Lenard F. Boggio to its Board of Directors, effective today.

Item 5 Full Description of Material Change

See attached Press Release.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

None

Item 8 Executive Officers

Purni Parikh, Vice President, Corporate Secretary at (604) 687-1717.

Item 9 Date of Report

June 26, 2013

NEWS RELEASE

Augusta Resource Appoints Lenard F. Boggio to its Board of Directors

Vancouver, B.C., June 26, 2013 – Augusta Resource Corporation (TSX/NYSE MKT: AZC) (“Augusta” or “the Company”) is pleased to appoint Lenard F. Boggio to its Board of Directors, effective today.

Lenard F. Boggio was with PricewaterhouseCoopers LLP (“PwC”) and its predecessor firm Coopers & Lybrand from 1982 until his retirement from PwC in May 2012. During that time, he was Leader of the B.C. Mining Group of PwC, a senior member of PwC’s Global Mining Industry Practice and an audit practitioner for publicly listed Canadian, U.S. and U.K. mineral resource and energy clients. The scope of his clients' activities included exploration, development and production stage operations in the Americas, Africa, Europe and Asia. Mr. Boggio holds a B.A. and B.Comm. from the University of Windsor, Ontario and is a member of the Institute of Chartered Accountants of British Columbia and Ontario. He is also a CPA in Illinois and a member of the State Boards of Accountancy of Illinois and Washington State. He holds an ICD.D designation and is a member of the Institute of Corporate Directors. Mr. Boggio's other roles currently include Board Member and Vice-Chair of the Canadian Institute of Chartered Accountants and Commissioner of the Financial Institutions Commission of B.C.

Richard Warke, Augusta’s Executive Chairman, said, “We are very pleased to have such an accomplished mining professional with an outstanding track record in accounting, finance and corporate governance join our Board and Chair the Audit Committee. Len’s addition to the Board strengthens the Company as we move into construction and ultimately operations.”

ABOUT AUGUSTA
Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that would account for about 10% of US copper output once in production (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, propels Augusta to becoming a solid mid-tier copper producer. The Company trades on the Toronto Stock Exchange and the NYSE MKT under the symbol AZC.

Contact Information
Augusta Resource Corporation
Letitia Cornacchia, Vice President,
Investor Relations and Corporate
Communications
Tel: (416) 860 6310
Email: lcornacchia@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: expectations surrounding, short term financing, future project financings or refinancing; the Company’s plans at the Rosemont Project including timing for final permits and construction; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form dated March 25, 2013. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.